December 28, 2006

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:          FUND*X VARIABLE ANNUITY TRUST (the “Trust”)
Securities Act Registration Number: 333-91952
Investment Company Act Number: 811-21144
Registration Statement Withdrawal

Ladies and Gentlemen:

On behalf of the Fund*X Variable Annuity Trust, I hereby submit this application for withdrawal of the Trust’s Registration Statement filed on Form N-1A (Accession Number 0000894189-02-000806) on July 3, 2002 pursuant to Rule 477 of the Securities Act of 1933 (the “Act”).

The Registration Statement is being withdrawn because the initial and sole Trustee determined that it was in the best interest of the Trust to terminate the registration process at this time. Please issue an order with respect to this application for withdrawal as soon as possible.

Pursuant to the requirements of Rule 477 of the Act, this application for withdrawal of the Registration Statement has been signed by the President of the Trust this 28th day of December 2006.

If you have any questions regarding the enclosed, please do not hesitate to contact Angela Pingel at (414) 765-4850.

Very truly yours,

/s/ Steven J. Paggioli

Steven J. Paggioli
President